INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDING JUNE 30, 2006

Talisman Energy Inc.
Consolidated Balance Sheets
(unaudited)

	June 30	December 31
(millions of Canadian dollars)	2006	2005
Assets		(restated -
Current		see note 2)
Cash and cash equivalents	132	130
Accounts receivable	1,103	1,255
Inventories	197	170
Prepaid expenses	26	20
Assets of discontinued operations (note 2)	28	56
	1,486	1,631

Accrued employee pension benefit asset	55	57
Other assets	82	74
Goodwill (note 3)	1,507	1,474
Property, plant and equipment	15,638	14,565
Assets of discontinued operations (note 2)	377	538
	17,659	16,708
Total assets	19,145	18,339

Liabilities
Current
Accounts payable and accrued liabilities (notes 4, 6 and 7)	2,103	2,352
Income and other taxes payable	647	649
Current portion of long-term debt (note 8)	403	-
Liabilities of discontinued operations (note 2)	35	31
	3,188	3,032

Deferred credits	72	74
Asset retirement obligations (note 4)	1,331	1,276
Other long-term obligations (notes 6 and 7)	136	217
Long-term debt (note 8)	3,552	4,263
Future income taxes	4,070	3,490
Liabilities of discontinued operations (note 2)	165	192
	9,326	9,512

Non-controlling interest	-	66
Contingencies and commitments (notes 9 and 12)
Shareholders' equity
Common shares (note 5)	2,606	2,609
Contributed surplus	69	69
Cumulative foreign currency translation	(114)	(265)
Retained earnings	4,070	3,316
	6,631	5,729
Total liabilities and shareholders' equity	19,145	18,339

See accompanying notes.

Talisman Energy Inc.
Consolidated Statements of Income
(unaudited)

	Three months ended		Six months ended
(millions of Canadian dollars	June 30		June 30
except per share amounts)	2006	2005	2006	2005
		(restated -		(restated -
Revenue		see note 2)		see note 2)
Gross sales	2,396	2,027	5,180	3,951
Hedging (gain) loss	(15)	18	(25)	33
Gross sales, net of hedging	2,411	2,009	5,205	3,918
Less royalties	459	346	912	659
Net sales	1,952	1,663	4,293	3,259
Other	49	38	93	74
Total revenue	2,001	1,701	4,386	3,333

Expenses
Operating	450	348	872	662
Transportation	48	43	109	94
General and administrative	55	52	115	102
Depreciation, depletion and amortization	505	427	1,043	855
Dry hole	19	51	83	97
Exploration	53	57	117	100
Interest on long-term debt	43	41	87	83
Stock-based compensation (note 6)	(46)	111	-	277
Other	48	(19)	72	5
Total expenses	1,175	1,111	2,498	2,275
Income from continuing operations before taxes	826	590	1,888	1,058
Taxes
Current income tax	183	209	510	391
Future income tax	(6)	23	461	22
Petroleum revenue tax	65	32	153	74
	242	264	1,124	487
Net income from continuing operations	584	326	764	571
Net income from discontinued operations (note 2)	102	14	119	27
Net income	686	340	883	598

Per common share (Canadian dollars)
Net income from continuing operations	0.53	0.30	0.70	0.52
Diluted net income from continuing operations	0.52	0.29	0.68	0.50
Net income from discontinued operations	0.09	0.01	0.10	0.02
Diluted net income from discontinued operations	0.09	0.01	0.10	0.03
Net income	0.62	0.31	0.80	0.54
Diluted net income	0.61	0.30	0.78	0.53
Average number of common shares outstanding (millions)	1,098	1,102	1,098	1,108
Diluted number of common shares outstanding (millions)	1,127	1,125	1,129	1,132

See accompanying notes.

Consolidated Statements of Retained Earnings
(unaudited)

	Three months ended		Six months ended
	June 30		June 30
(millions of Canadian dollars)	2006	2005	2006	2005

Retained earnings, beginning of period	3,513	2,186	3,316	2,170
Net income	686	340	883	598
Common share dividends	(82)	(62)	(82)	(62)
Purchase of common shares (note 5)	(47)	-	(47)	(242)
Retained earnings, end of period	4,070	2,464	4,070	2,464

See accompanying notes.

Talisman Energy Inc.
Consolidated Statements of Cash Flows
(unaudited)

	Three months ended		Six months ended
	June 30		June 30
(millions of Canadian dollars)	2006	2005	2006	2005
		(restated -		(restated -
Operating		see note 2)		see note 2)
Net income from continuing operations	584	326	764	571
Items not involving cash (note 11)	448	578	1,492	1,219
Exploration	53	57	117	100
	1,085	961	2,373	1,890
Changes in non-cash working capital	(164)	88	(92)	-
Cash provided by continued operations	921	1,049	2,281	1,890
Cash provided by discontinued operations	57	32	113	63
Cash provided by operating activities	978	1,081	2,394	1,953
Investing
Corporate acquisitions	-	-	(66)	-
Capital expenditures
Exploration, development and corporate	(1,012)	(670)	(2,224)	(1,423)
Acquisitions	-	(65)	(1)	(301)
Proceeds of resource property dispositions	-	15	2	16
Changes in non-cash working capital	(151)	(76)	29	(52)
Discontinued operations	226	(1)	226	(1)
Cash used in investing activities	(937)	(797)	(2,034)	(1,761)
Financing
Long-term debt repaid	(773)	(937)	(3,448)	(1,009)
Long-term debt issued	568	790	3,250	1,281
Common shares issued (purchased) (note 5)	(54)	1	(53)	(298)
Common share dividends	(82)	(62)	(82)	(62)
Deferred credits and other	(7)	4	(34)	8
Changes in non-cash working capital	-	(1)	-	(3)
Cash used in financing activities	(348)	(205)	(367)	(83)
Effect of translation on foreign currency cash and cash equivalents	(5)	4	9	2
Net (decrease) increase in cash and cash equivalents	(312)	83	2	111
Cash and cash equivalents, beginning of period	444	66	130	38
Cash and cash equivalents, end of period	132	149	132	149

See accompanying notes.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(tabular amounts in millions of Canadian dollars (“$”) except as noted)

The Interim Consolidated Financial Statements of Talisman Energy Inc. (“Talisman” or the “Company”) have been prepared by management in accordance with Canadian generally accepted accounting principles.  Certain information and disclosures normally required to be included in notes to Annual Consolidated Financial Statements have been condensed or omitted.  The Interim Consolidated Financial Statements should be read in conjunction with the audited Annual Consolidated Financial Statements and the notes thereto in Talisman’s Annual Report Financial Review for the year ended December 31, 2005.

1.  Significant Accounting Policies

The Interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the Consolidated Financial Statements for the year ended December 31, 2005, except for the following:

During the first quarter of 2006, changes were made to the reporting segments, with reclassifications made to the corresponding comparative period.  The United Kingdom and Scandinavia, which were reported in aggregate as the North Sea in 2005, are reported separately in 2006.  The reporting segment entitled “Other” for 2006 includes North Africa (Algeria and Tunisia) and Trinidad and Tobago, which were reported separately in 2005.

During the second quarter of 2006, the Company made changes to the North America reporting segment, to include activities in Alaska, which previously had been included in the “Other” reporting segment.  Reclassifications have been made for all corresponding reported periods.

All references to common share data have been retroactively restated to reflect the impact of the Company’s three-for-one share split in May 2006.  See note 5.

2.  Discontinued Operations

United Kingdom

During the second quarter of 2006, the Company entered into agreements to dispose of certain non-core oil and gas producing assets in the United Kingdom for proceeds of US$414 million.  Operating results from these assets are included in net income from discontinued operations.  These agreements are expected to close in the fourth quarter of 2006.  Assets covered by these agreements are reported as assets of discontinued operations on the Consolidated Balance Sheets.  Gains on dispositions of assets will be recorded in net income from discontinued operations, when the transactions close later in 2006.

North America

During the second quarter of 2006, the Company entered into agreements to dispose of certain non-core oil and gas producing assets in Western Canada for proceeds of $379 million.  Operating results from these assets are included in net income from discontinued operations.  All but three of these agreements closed as of June 30, 2006, with the resulting gain on disposal of assets of $78 million included in net income from discontinued operations.  The three remaining agreements closed in July of 2006 for proceeds of approximately $145 million and a resulting gain on disposition of assets of approximately $65 million, net of tax, which will be recorded in the third quarter of 2006. Assets covered by all agreements not closed as at June 30, 2006 are reported as assets of discontinued operations on the Consolidated Balance Sheets.

Comparative periods for both North America and United Kingdom segments have been restated.

The results for discontinued operations are as follows:

	For the three months ended June 30,
	North America		United Kingdom		Total
	2006	2005	2006	2005	2006	2005

Revenues, net of royalties	$21	$29	$64	$18	$85	$47
Expenses
Operating, marketing and general	6	7	7	4	13	11
Interest	2	-	3	-	5	-
Depreciation, depletion and amortization	6	8	15	4	21	12
Income from discontinued operations before income taxes	$7	$14	$39	$10	$46	$24
Taxes	2	5	20	5	22	10
Gain on disposition, net of tax of $33	78	-	-	-	78	-
Net income from discontinued operations	$83	$9	$19	$5	$102	$14

	For the six months ended June 30,
	North America		United Kingdom		Total
	2006	2005	2006	2005	2006	2005

Revenues, net of royalties	$47	$54	$124	$37	$171	$91
Expenses
Operating, marketing and general	12	12	17	9	29	21
Interest	6	-	7	-	13	-
Depreciation, depletion and amortization	13	16	37	9	50	25
Income from discontinued operations before income taxes	$16	$26	$63	$19	$79	$45
Taxes	5	9	33	9	38	18
Gain on disposition, net of tax of $33	78	-	-	-	78	-
Net income from discontinued operations	$89	$17	$30	$10	$119	$27

The impact of the discontinued operations in the Consolidated Balance Sheet is as follows:

	As at June 30, 2006			As at December 31, 2005
	North	United		North	United
	America	Kingdom	Total	America	Kingdom	Total
Assets
Current assets	$3	$25	$28	$14	$42	$56
Property, plant and equipment, net	44	308	352	174	334	508
Goodwill	2	23	25	7	23	30
Total assets	$49	$356	$405	$195	$399	$594

Liabilities
Current liabilities	$1	$34	$35	$5	$26	$31
Asset retirement obligation	4	29	33	17	27	44
Future income taxes	-	126	126	-	142	142
Other long-term liabilities	-	6	6	-	6	6
Total liabilities	$5	$195	$200	$22	$201	$223

Net assets of Discontinued Operations	$44	$161	$205	$173	$198	$371

3.  Goodwill

Changes in carrying amount of the Company’s goodwill are as follows:

	6 months ended June 30, 2006	12 months ended December 31, 2005
Opening balance	$1,474	$459
Acquired during the period	-	1,075
Foreign currency translation effect	33	(60)
Closing balance	$1,507	$1,474

In January of 2006, the Company completed its acquisition of the remaining 2% of the voting common shares of Paladin Resources plc (Paladin), an oil and gas exploration and development company, for a total of 100%.

During the second quarter of 2006, the Company reached agreements to sell assets in the UK and North America, and consequently $25 million (December 31, 2005 - $30 million) has been reclassified to discontinued operations.

4.  Asset Retirement Obligations (ARO)

Changes in carrying amounts of the Company’s asset retirement obligations associated with our property, plant and equipment are as follows:

	6 months ended June 30, 2006	12 months ended December 31, 2005
ARO liability, beginning of period[1]	$1,304	$1,261
Liabilities incurred during period	-	275
Liabilities settled during period	(19)	(32)
Accretion expense	36	74
Revisions in estimated future cash flows	11	(118)
Foreign currency translation	27	(156)
ARO liability, end of period[1]	$1,359	$1,304

1   Included in June 30, 2006 and December 31, 2005 liabilities are $28 million of short-term reclamation costs recorded in accounts payable on the balance sheet for a net long-term ARO liability of $1,331 and $1,276 respectively.

During the second quarter of 2006, the Company reached agreements to sell assets in the UK and North America, and consequently $33 million (December 31, 2005 - $44 million) has been reclassified to long-term liabilities of discontinued operations.

5.  Share Capital

In May 2006 the Company implemented a three-for-one share split of its issued and outstanding common shares. All references to net income per share, diluted net income per share, weighted-average number of common shares outstanding, common shares issued and outstanding and options and cash units granted, exercised and forfeited have been retroactively restated to reflect the impact of the Company’s three-for-one share split.

Talisman’s authorized share capital consists of an unlimited number of common shares without nominal or par value and first and second preferred shares.  No preferred shares have been issued.

Continuity of common shares	6 months ended June 30, 2006		12 months ended December 31, 2005
	Shares	Amount	Shares	Amount
Balance, beginning of period	1,098,783,945	$2,609	1,125,555,870	$2,666
Issued on exercise of options	192,675	4	495,375	8
Purchased during the period	(3,000,000)	(7)	(27,267,300)	(65)
Balance, end of period	1,095,976,620	$2,606	1,098,783,945	$2,609

Subsequent to June 30, 2006, 65,400 stock options were exercised for shares resulting in 1,096,042,020 common shares outstanding as at July 24, 2006.

Pursuant to a normal course issuer bid renewed in March 2006, Talisman may repurchase up to 54,940,200 of its common shares representing 5% of the outstanding common shares of the Company at the time the normal course issuer bid was renewed (on a post share split basis).  During the first six months of 2006 the Company repurchased 3,000,000 common shares for $54 million (2005 – 24,049,200 common shares for $299 million). All 3,000,000 common share repurchases in the 2006 have been made under the normal course issuer bid renewed in March 2006.

6.  Stock Option Plans

Continuity of stock options	6 months ended June 30, 2006		12 months ended December 31, 2005
	Number of	Weighted-average	Number of	Weighted-average
	Options	exercise price ($)	options	exercise price ($)
Outstanding, beginning of period	64,485,717	8.71	62,365,125	6.53
Granted during the period	9,744,795	19.70	17,763,390	14.05
Exercised for common shares	(192,675)	6.57	(495,375)	5.52
Exercised for cash payment	(6,131,906)	6.14	(14,496,327)	5.89
Forfeited	(615,360)	14.12	(651,096)	10.29
Outstanding, end of period	67,290,571	10.50	64,485,717	8.71
Exercisable, end of period	30,408,961	6.32	17,621,862	5.79

During July of 2006, 452,340 stock options were exercised for cash, 65,400 stock options were exercised for shares, 527,990 stock options were granted and 56,325 were cancelled, with 67,244,496 stock options outstanding at July 24, 2006.

All options issued by the Company permit the holder to purchase one common share of the Company at the stated exercise price or to receive a cash payment equal to the appreciated value of the stock option.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(tabular amounts in millions of Canadian dollars (“$”) except as noted)

Cash Unit Plans

In addition to the Company’s stock option plans Talisman’s subsidiaries issue stock appreciation rights under the cash unit plans. Cash units are similar to stock options except that the holder does not have a right to purchase the underlying share of the Company.

Continuity of cash units	6 months ended June 30, 2006		12 months ended December 31, 2005
	Number	Weighted-average	Number	Weighted-average
	of units	exercise price ($)	of units	exercise price ($)
Outstanding, beginning of period	7,351,065	9.89	4,579,920	7.11
Granted during the period	1,933,515	19.70	2,991,930	14.07
Exercised	(696,372)	6.60	(29,700)	6.60
Forfeited	(24,675)	13.32	(191,085)	9.21
Outstanding, end of period	8,563,533	12.37	7,351,065	9.89
Exercisable, end of period	2,662,473	6.79	-	-

Subsequent to June 30, 2006, 132,900 cash units were granted, and 53,575 cash units were exercised, with 8,642,858 cash units outstanding at July 24, 2006.

Stock-based Compensation

For the three months ended June 30, 2006 the Company recorded stock-based compensation recovery of $46 million (2005 - $111 million expense) relating to its stock option and cash unit plans. This $46 million balance is the aggregate of the $40 million cash payment to employees in settlement for fully accrued option liabilities on options exercised, offset by a non-cash mark-to market adjustment of $(86) million resulting from the 6% decrease in the Company’s share price.  For the three months ended June 30, 2005 the non-cash expense of $79 million was primarily the result of the 11% increase in the Company’s share price during the period. In addition the Company reduced its capitalized stock-based compensation by $1 million (2005 - $nil).

For the six months ended June 30, 2006 the Company recorded stock-based compensation expense of $nil (2005 - $277 million) relating to its stock option and cash unit plans. This $nil balance is the aggregate of the $108 million cash payment to employees in settlement for fully accrued option liabilities on options exercised, offset by a non-cash mark-to market adjustment of $(108) million resulting from the 5% decrease in the Company’s share price. For the six months ended June 30, 2005 the non-cash expense of $210 million was primarily the result of the 42% increase in the Company’s share price during the period. In addition the Company reduced its capitalized stock based compensation by $2 million (2005 - $nil).

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005
Average exercise price	$21.80	$15.17	$21.97	$14.14
Average grant price	$6.36	$6.11	$6.19	$5.87
Average gain per exercise	$15.44	$9.06	$15.78	$8.27
Number of options and cash units exercised	2,106,788	3,468,690	6,828,278	8,093,916
Cash expense ($millions)	40	32	108	67

Of the combined mark-to-market liability for stock option and cash unit plans of $600 million as at June 30, 2006 (December 31, 2005 - $713 million), $576 million (December 31, 2005 - $630 million) is included in accounts payable and accrued liabilities.

7. Other Long-Term Obligations

The balance in other long-term obligations consists of the following:

	June 30, 2006	December 31, 2005
Pensions and other post retirement benefits	43	40
Mark-to-market liability for stock-based compensation	24	83
Fair value of commodity price derivatives acquired[1]	22	47
Discounted obligations on capital leases[2]	37	40
Other	10	7
Closing balance, end of period	136	217

1

The fair value of derivatives acquired is amortized over the remaining life of the underlying derivative contracts. In addition to the balance in other long-term obligations, $55 million (December 31, 2005 - $84 million) is included in accounts payable and accrued liabilities.

2

Of the total discounted liability of $42 million (December 31, 2005 - $46 million), $5 million (December 31, 2005 - $6 million) is included in accounts payable and accrued liabilities.

8. Long-Term Debt

	June 30, 2006	December 31, 2005
Bank Credit Facilities	338	43
Acquisition Credit Facility (US$ denominated) [1]	403	1,848
Debentures and Notes (unsecured)
US$ denominated (US$1,919 million, 2005 – US$1,125 million) [2]	2,140	1,312
Canadian $ denominated	559	559
£ denominated (£250 million)	515	501
	3,955	4,263
Less current portion	403	-
	$3,552	$4,263

1

At June 30, 2006 the Acquisition Credit Facility had a balance of US$361 million and has been reclassified to current portion of long-term debt, at December 31, 2005 the Facility had balances of, £183 million and US$1,272 million.

2

The 2006 balance includes $350 million CDN debt that has been swapped to US$304 million.

During the first quarter the Company completed a US$500 million offering of 5.85% notes due February 1, 2037 and a $350 million offering of 4.44% notes due January 27, 2011.  Interest on both types of notes is payable semi-annually. The proceeds were used to repay a portion of the outstanding acquisition credit facility. The $350 million notes were immediately swapped into the Company’s functional currency (USD) as described in note 9.

During the first quarter, the Paladin US$600 million senior credit facility was repaid and cancelled.

During the second quarter, the Company entered into a new revolving credit facility with Export Development Corporation in the amount of US$100 million. The Company also repaid $10 million of its US$ denominated notes.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(tabular amounts in millions of Canadian dollars (“$”) except as noted)

Under the acquisition credit facility agreement, all proceeds received above an aggregate of $100 million on property dispositions must be used towards repayment of the facility.  Consequently, the balance outstanding under the acquisition credit facility as at June 30, 2006, has been reported as a current liability.

9. Financial Instruments and Physical Commodity Contracts

Commodity based sales contracts

The Company’s outstanding commodity price derivative contracts have been designated as hedges of the Company’s anticipated future commodity sales. The following tables summarize the commodity price derivative contracts and fixed price sales contracts outstanding at June 30, 2006:

Crude oil derivatives
Fixed price swaps	Hedge type	Term	(bbls/d)	US$/bbl
Dated Brent oil index	Cash flow	2006 Jul-Dec	6,522	32.32
Dated Brent oil index	Cash flow	2007 Jan-Jun	5,801	41.02
Dated Brent oil index	Cash flow	2007 Jul-Dec	5,707	40.31
Dated Brent oil index	Cash flow	2008 Jan-Jun	2,473	59.63
Dated Brent oil index	Cash flow	2008 Jul-Dec	815	60.00

Natural gas derivatives
Forward sales	Hedge type	Term	mcf/d	£/mcf
Fixed price swaps (IPE/Heren index)	Cash flow	2006 Jul-Sep	2,419	3.22

Two-way collars	Hedge type	Term	mcf/d	Floor	Ceiling
				CDN$/mcf	CDN$/mcf
Two-way collars (AECO index)	Cash flow	2006 July-Oct	64,220	10.47	13.05
Two-way collars (AECO index)	Cash flow	2006 Nov-Mar 07	59,633	11.41	14.24
Two-way collars (AECO index)	Cash flow	2007 Apr-Oct	41,284	8.81	11.53

Physical natural gas contracts (North America)
Fixed price sales	2006	2007	2008	2009	2010	2011
Volumes (mcf/d)	14,650	12,800	3,552	3,552	3,552	3,552
Weighted-average price ($/mcf)	3.78	3.89	3.17	3.26	3.35	3.46

During the first quarter of 2006, the Company settled fixed price oil swaps for a notional 820 bbls/d covering the period April 1, 2006 to December 31, 2007 for a loss of $5 million. These contracts were designated as a hedge of anticipated future oil sales and consequently the loss has been deferred and will be recognized over the period ending December 31, 2007.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(tabular amounts in millions of Canadian dollars (“$”) except as noted)

Interest rate and foreign exchange derivative contracts

In conjunction with the C$350 million notes issued during the first quarter, the Company entered into a cross currency interest rate swap in order to hedge the foreign exchange exposure on this Canadian dollar denominated liability. As a result, the Company is effectively paying interest semi-annually at a rate of 5.05% on a notional amount of US$304 million.

10. Employee Benefits

The Company’s net pension benefit plan expense is as follows:

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005
Current service cost	3	2	5	5
Interest cost	2	3	5	5
Expected return on assets	(3)	(3)	(6)	(6)
Expected net actuarial loss	-	1	1	2
Amortization of net transitional asset	-	(1)	-	(1)
Defined contribution expense	3	2	5	4
	5	4	10	9

For the six months ended June 30, 2006, there were no contributions to the defined benefit pension plans.

11. Selected Cash Flow Information
	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005
Net income from continuing operations	584	326	764	571
Items not involving cash
Depreciation, depletion and amortization	505	427	1,043	855
Property impairments	-	3	-	26
Dry hole	19	51	83	97
Net gain on asset disposals	6	(2)	4	(3)
Stock-based (recovery) compensation (note 6)	(86)	79	(108)	210
Future taxes and deferred petroleum revenue tax	(14)	21	452	29
Other	18	(1)	18	5
	448	578	1,492	1,219
Exploration	53	57	117	100
	1,085	961	2,373	1,890
Changes in non-cash working capital	(164)	88	(92)	-
Cash provided by continuing operations	921	1,049	2,281	1,890
Cash provided by discontinued operations	57	32	113	63
Cash provided by operating activities	978	1,081	2,349	1,953

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(tabular amounts in millions of Canadian dollars (“$”) except as noted)

The cash interest and taxes paid were as follows:

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005
Interest paid	44	42	74	68
Income taxes paid	307	156	549	330

12.  Contingencies and commitments

Talisman continues to be subject to a lawsuit brought by the Presbyterian Church of Sudan and others commenced in November 2001 under the Alien Tort Claims Act in the United States District Court for the Southern District of New York (the Court). The lawsuit alleges that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company's now disposed of interest in oil operations in Sudan. The plaintiffs have twice attempted to certify the lawsuit as a class action. In March 2005 and in September 2005, the Court rejected the plaintiffs' effort to certify two different classes (or groups) of plaintiffs. On July 19, 2006, the Second Circuit Court of Appeals denied the plaintiffs' request to appeal the Court's refusal to certify the lawsuit as a class action. On April 28, 2006 the Company filed a Motion for Summary Judgment, requesting the Court to dismiss the lawsuit or, alternatively, to restrict the plaintiffs' claims to factual disputes supported by admissible evidence. Talisman believes the lawsuit is entirely without merit and is continuing to vigorously defend itself. Talisman does not expect the lawsuit to have a material adverse effect on it.

Talisman Energy Inc.
Consolidated Financial Ratios
June 30, 2006

The following financial ratio is provided in connection with the Company's shelf prospectus, filed with
Canadian and US securities regulatory authorities, and is based on the Company's Consolidated
Financial Statements that are prepared in accordance with accounting principles generally accepted in Canada.

The interest coverage ratio is for the 12 month period ended June 30, 2006.

Interest coverage (times)
Income (1)	17.21

(1) Net income plus income taxes and interest expense; divided by the sum of interest expense and capitalized interest.